EXHIBIT 4.18
                              CONSULTING AGREEMENT

This Consulting Agreement ("Agreement") is entered into effective as of the 15th day of January 1999, by and between SGI International, a Utah corporation (the "Company") and Jeff Parson ("Consultant").

AGREEMENT

NOW, THEREFORE, in consideration of the agreements, covenants, and conditions contained herein, Company and Consultant hereby agree as follows:

1. Performance by Consultant. Consultant agrees to provide consulting services (the "Services") to the Company, including consultation relative to the performance, data, measurement, analysis, and recommendations as to the development and improvement of the OCET technology. Services shall also include, but not be limited to, advice, assistance, and information supplied by Consultant, or developed with the use of any of Consultant's information, equipment, personnel, goods or facilities pertaining to the Company and the OCET technology. The specific tasks will be agreed to in writing by the Company and Consultant.

2. Payment for Services.

a. Consulting Fee. Company agrees to pay Consultant for the Services at the rate of _______________ Dollars ($_______) per hour and prorated for less than one hour.

b. Expenses. Consultant shall be reimbursed for reasonable expenses, including but not limited to travel, long distance telephone charges, and mileage at the rate of $.31 a mile.

c. Warrants. At the discretion of the Company's Board of Directors, the Company may grant Consultant a warrant or warrants for his services provided, however, that warrants are not issued in lieu of payments pursuant to Section 2(a) or 2(b).

d. Invoices. Consultant shall invoice Company monthly for Services rendered during the preceding month. The invoice will describe the work performed during such period, set out the hours of work by day and by task and reflect the amount and details of any expenses. Consultant agrees that Company may audit the billing and expense documentation for a period of one year from the date of the invoice submittal. All invoices will be due and payable by Company within thirty (30) days after receipt of invoice.

3. Obligations of Consultant.

a. Key Person. Company and Consultant agree that the Services will be performed personally by Ebbe Skov or his designee provided such designee is approved by the Company pursuant to Section 12.

b. Consultations, Reports. Consultant agrees upon reasonable advance notice to make available Ebbe Skov for meetings requested by the Company. If Company requests it, Consultant shall prepare and submit to Company a monthly written report setting forth the status of such work performed in a format to be mutually agreed upon by Consultant and Company.

c. Regeneration of Lost or Damaged Data. Consultant shall, at its own expense, promptly replace or regenerate any work that does not meet the requirements of this Agreement including regeneration of new data and reperform any work or recover damaged data from Consultant's or Company's data sources.

4. Obligations of Company. Company agrees to make available to Consultant, upon reasonable notice, computer programs, data, and any documentation required by Consultant to perform and complete the Services.

5. Confidentiality, Disclosure, and Ownership.
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a. Ownership. Consultant agrees that the Company is the owner of all right, title and interest in the technical information and data (the "Technical Information") relating to the drying, cleaning and other processing of coal, bitumen, crude oil, resid and other carbonaceous material and oil materials that Company has developed, as well as any developments or improvements related thereto, and any related process control technology, computational techniques or related trade secrets or intellectual property. Company shall also own all other related material used by, developed and paid for by it in connection with the performance of any Services provided by Consultant pursuant to this Agreement.

b. Disclosure. Consultant desires to have the Technical Information disclosed to him to enable him to render the Services to Company. Company is prepared to make such Technical Information as it deems necessary available to Consultant for the aforesaid purpose on the following understanding:

For the purpose of this Agreement:

The term "Technical Information and Data" shall not include any information which:

(i) is "publicly available" information. The phrase "publicly available" information shall mean readily accessible to the public in a written publication;

(ii) is known to Consultant from sources other than Company or its Affiliates prior to the receipt of the same hereunder from Company or its Affiliates;

(iii) is received by Consultant without restriction on disclosure from third party who is legally in possession of such information and has a right to reveal the same to Consultant.

(iv) "Affiliate(s)" of Company shall mean any person or entity directly or indirectly controlling, controlled by or under common control with Company.

(v) "Developments" shall mean and include inventions, discoveries, modifications, and improvements, whether patentable or not, together with the physical embodiment of same whether copyrightable or not, related to Company's business.

c. Notwithstanding anything herein to the contrary, Consultant shall have the right to use general skills and capabilities developed as a result of his performance of Services for his own benefit or the benefit of others subject to the obligations of Consultant set forth hereinafter.

d. Confidentiality. Consultant agrees to hold the Technical Information in confidence and not to reproduce or disclose it to others nor to use it, except as herein authorized in writing or as may later be authorized in writing by Company.

e. Usage. Both parties agree that the Consultant may use such Technical Information in connection with, but only in connection with, the purpose previously stated herein.

6. Development and Assignment.

a. Developments. Consultant recognizes that Developments made by Consultant or Company have occurred and/or are expected and likely to occur in the future as the result of the performance of Consultant's Services, and Consultant covenants and agrees to hold all Developments as a result of the performance of such Services or based on Company's Technical Information in trust for the use and benefit of Company, and hereby assigns and agrees to assign all such Developments to Company.
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b. Consultant Disclosure. Consultant shall promptly disclose in writing to
Company any and all Developments made by Consultant, and or any members of his staff, incident to or as a result of the performance of such Services; and Consultant hereby assigns and agrees to assign all of its right, title and interest, in all such Developments to Company. All such Developments shall be treated as Technical Information of Company and the obligations of this Agreement shall apply thereto. Consultant further agrees to and does hereby assign to Company all right, title and interest in and to the intellectual property, rights, and processes or techniques embodying the Developments, including all rights of copyright or rights to patent or use as a trade secret such Developments, both within the United States and throughout the world.

c. Assignment. Consultant shall execute and/or require his agents, servants or employees to execute all applications, assignments, or other instruments of any kind which Company, at Company's expense, shall deem proper or necessary to apply for, obtain and enforce letters patent and/or copyright of the United States or any foreign country or otherwise to protect Company's interest in such Developments.

d. Retention. Unless otherwise authorized in writing by Company, all documents, drawings and writings provided to Consultant by Company hereunder or developed by Consultant hereunder, and all copies thereof shall be returned promptly to Company upon completion or termination of the Services hereunder.

e. The obligations of Section 5 and 6 are continuing and shall survive the termination of this Agreement for a period three (3) years.

7. Warranties. Consultant hereby warrants that he will carry out his work in accord with generally accepted practices. Company's sole remedy shall consist of the reperformance of any disputed work. Company must notify Consultant of any dissatisfaction with the work of Consultant within thirty (30) days after completion of the work in question.

8. Termination. This Agreement shall be effective on the Effective Date and continue in full force and effect until terminated by either party. Either party may terminate this Agreement on thirty (30) days notice to the other party by so stating in writing to the other party.

9. Status, Liability, Indemnity.

a. Independent Contractor. Consultant is and at all times during the term of this Agreement shall be an independent contractor providing professional consulting services to Company. Nothing contained in this Agreement shall be construed to create a relationship of principal and agent, employer and employee, servant and master, partnership or joint venture between the parties. Consultant shall have no power to commit or bind Company in any manner whatsoever.

b. Liability Indemnity. Company shall have no liability to Consultant or to others for acts of Consultant. Consultant shall defend, indemnify, and hold harmless Company from and against any and all claims of whatsoever kind and nature arising out of the negligent acts or omissions of Consultant, Consultant's employees or others acting for or representing Consultant. Likewise, Consultant shall have no liabilities to Company or to others for acts of Company. Company shall defend, indemnify, and hold harmless Consultant from and against any and all claims of whatsoever kind and nature arising out of the negligent acts or omissions of Company, Company's employees, or others (excepting Consultant) representing Company.

10. Limitation of Liability. In no event shall either of the parties hereto be liable to the other for the payment of any consequential, indirect, or special damages, including lost profits. The provisions of this Section, shall not apply in any way to Consultant's obligations to replace, regenerate or obtain lost or damaged data or to indemnify any party.

11. Injunctive Relief. It is hereby understood and agreed that damages shall be an inadequate remedy in the event of a breach by Consultant of this Agreement and that any such breach by Consultant will cause Company great and irreparable injury and damage. Accordingly, Consultant agrees that Company shall be entitled, without waiving any additional rights or remedies otherwise available to Company at law or in equity or by statute, to injunctive and other equitable relief in the event of a breach or intended or threatened breach by Consultant of this Agreement or any Supplement.

12. Assignment.
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a. Consent Required. Consultant shall not assign or subcontract the whole or any part of this Agreement without Company's written consent, which can be withheld for any reason.

b. Subcontracting. Any subcontract made by Consultant with the consent of Company, which must be obtained before Consultant enters into any subcontract, shall incorporate by reference all of the terms of this Agreement. Consultant agrees to guarantee the performance of any subcontractor used in the performance of the Services.

13. Conflicting Assignments. During the term of this Agreement, Consultant shall not accept any conflicting assignments, which would put Consultant in a position where he would be rendering advice to a potential competitor of the OCET Technology or providing advice, which might disclose any of the techniques or Technical Information related to the OCET Technology.

14. Conformity with Laws. Consultant shall be responsible for compliance with all laws or regulations applicable to the Services being provided under this Agreement. Consultant shall directly receive, respond to, defend and be responsible for any citation, assessment, fine or penalty because of its failure to comply with such laws or regulations.

15. Disputes. If any dispute of any kind arises between the parties with respect to the Consultant's performance under this Agreement, then the dispute shall be submitted to arbitration in San Diego, California to the American Arbitration Association ("AAA"). The dispute shall be submitted to an arbitrator selected from a panel of arbitrators submitted to the parties by the AAA. If the parties fail to agree on an arbitrator, the AAA shall appoint an arbitrator and in the absence of such appointment, the parties may request an appointment by request to the San Diego Superior Court. Reasonable discovery shall be allowed in any such arbitration. The decision of the arbitrator shall be binding to the same extent as if the award were made by a court of competent jurisdiction.

16. Insurance Coverage. During the term of this Agreement Consultant shall obtain at its own expense and maintain in full force and effect the following insurance coverage in the amounts specified.

16.1 Employer's Liability Insurance. Consultant shall obtain, if applicable, and maintain Statutory Worker's Compensation and Employers Liability Insurance as required by law.

16.2 Automobile Bodily Injury and Property Damage Liability Insurance. Consultant shall obtain and maintain automobile bodily injury and property damage liability insurance covering automobiles owned by or hired by Consultant with limits of at least $100,000 each occurrence for bodily injury and for property damage.

17. Notices. Any and all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given or received when delivered personally or forty eight (48) hours after being mailed, via first class, postage prepaid, to the addresses set forth immediately below of the parties hereto or to such other addresses as either of the parties hereto may from time to time designate in writing to the other party.

Company: SGI International
1200 Prospect, Suite 325
La Jolla, CA 90037

Consultant: Jeff Parsons

18. Applicable Law. The provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of California.

19. Entire Agreement and Amendments. This Agreement constitutes the entire understanding and agreement between the parties relating to the subject matter hereof and supersedes any prior written or oral understanding or agreement between the parties relating to the subject matter hereof. This Agreement shall not be amended, altered, or supplemented in any way except by an instrument in writing, signed by the duly authorized representative of the parties, that expressly references this Agreement.
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20. Waivers. The failure or delay of either party to exercise or enforce at any time any of the provisions of this Agreement shall not constitute or be deemed a waiver of that party's right thereafter to enforce each and every provision of the Agreement and shall not otherwise affect the validity of this Agreement.

21. Severability. If any provision of this Agreement is finally determined to be contrary to, prohibited by, or invalid under applicable laws or regulations, such provision shall become inapplicable and shall be deemed omitted from this Agreement. Such determination shall not, however, in any way invalidate the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and in the year first above written.

                                        Company Consultant

SGI International,
a Utah Corporation

By: /s/ MICHAEL L. ROSE                 By: /s/ JEFF PARSONS
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Michael L. Rose                         Jeff Parsons
President & Chief Operating Officer